

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 3, 2008

via U.S. mail and facsimile
Mr. Roderick Bartlett
Transact Energy, Corp.
1188 West Georgia Street, Suite 1650
Vancouver, B.C. Canada V6E 4A2

   Re: **Transact Energy, Corp.**
     Registration Statement on Form S-1
     Filed June 10, 2008
     File No. 333-151574

Dear Mr. Bartlett:

   We have limited the review of your filing to those issues identified in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   You disclose in the notes to the financial statements that no sales of shares were made in your prior attempted initial public offering which was terminated in February 2008. Given the termination of the prior offer on File No. 333-139746 and the undertakings you provided pursuant to such registration statement, please deregister the shares that remain unsold as of the termination of that offer. Please file a post effective amendment to effect such deregistration.

2.   In your next amendment, please remove the suggestion that this is your initial

public offering given that such initial public offering occurred in 2007 and was terminated unsuccessfully in February 2008.

3.   Although reference is made in the notes to the financial statements to the prior offer, your disclosure in the main text of the prospectus omits mention of the prior attempted offer and its termination. Please ensure that in your next amendment you include a brief description of the prior offer, inclusive of a description of the results of the offering (i.e. whether you received any subscriptions prior to the expiration period) and the risks attendant with the current offer in light of the past failed offer.

4.   Throughout your filing, including in your financial statements and the audit opinion provided by Pritcher, Siler & Hardy, P.C., you indicate that you are a development stage company. It appears, however, that your properties are in the exploration stage. As such, it is not appropriate to refer to yourself as a development stage company. Please revise your disclosure and advise your auditor accordingly. See the Instruction to paragraph (a) of Industry Guide 7.

5.   Given the similarity of terms of the prior offer on File No. 139746 and the current offer, please provide us with a marked blackline to facilitate our review of the changes made since the last filing. Please understand that we may raise additional comments following our review.

Closing Comments

As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

Mr. Roderick Bartlett
Transact Energy, Corp.
July 3, 2008
page 3

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3611 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: via facsimile
         Cletha A. Walstrand, Esq.
         (801) 435-7318